Exhibit 99.3 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw
GigaMedia to Report
Second-Quarter 2007
Financial Results on August 14
TAIPEI, Taiwan, July 30, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) will report the Company’s second-quarter 2007 financial results on Tuesday, August 14, 2007 before the market opens.
Management will hold an investor webcast on August 14, 2007 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Taipei/Hong Kong Time on August 14, 2007, to discuss the Company’s second-quarter 2007 performance. A link to the live and archived webcast will be available at www.gigamedia.com.tw.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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